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                           May 10, 2023

       J. Adam Guo
       Chief Executive Officer
       Emo Capital Corp.
       10409 Pacific Palisades Ave.
       Las Vegas, NV 89144

                                                        Re: Emo Capital Corp.
                                                            Post-Qualification
Amendment No. 1 on Form 1-A POS
                                                            Filed May 3, 2023
                                                            File No. 024-12169

       Dear J. Adam Guo:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Benjamin
Richie at 202-551-7857 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Industrial Applications and

                           Services
       cc:                                              Vic Devlaeminck